UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Molecular Insight Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

60852M104

(CUSIP Number)

Fati Sadeghi-Nejad, Esq.

General Counsel

QVT Financial LP

1177 Avenue of the Americas, 9th Floor, New York, NY 10036

(212) 705-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60852M104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,050,530
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,050,530
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,050,530
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) PN

Page 2 of 12 Pages

CUSIP No. 60852M104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,050,530
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,050,530
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,050,530
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) OO

Page 3 of 12 Pages

CUSIP No. 60852M104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Fund LP 98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,848,724
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,848,724
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,848,724
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.9%
14.	Type of Reporting Person (See Instructions) PN

Page 4 of 12 Pages

CUSIP No. 60852M104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,050,530
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,050,530
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,050,530
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) OO

Page 5 of 12 Pages

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is common stock, par value $0.01 per share (the “Common Stock” or the “Shares”), of Molecular Insight Pharmaceuticals, Inc., a Massachusetts corporation (the “Company” or the “Issuer”). The address of the principal executive offices of the Issuer is 160 Second Street, Cambridge, Massachusetts 02142.

Item 2.	Identity and Background

(a)-(c) This Schedule 13D is filed by QVT Financial LP, a Delaware limited partnership (“QVT Financial”), QVT Financial GP LLC, a Delaware limited liability company, QVT Fund LP, a Cayman Islands limited partnership, and QVT Associates GP LLC, a Delaware limited liability company (collectively, the “Reporting Persons”). The Reporting Persons had previously reported their beneficial ownership of Common Stock on a Schedule 13G and amendments thereto, and the Reporting Persons are filing this Schedule 13D because they have determined that they may no longer beneficially own such shares of Common Stock without any purpose or effect of changing or influencing control of the Company.

The principal executive offices of QVT Financial, QVT Financial GP LLC and QVT Associates GP LLC are located at 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. QVT Financial GP LLC is the general partner of QVT Financial, and as such, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial. QVT Financial’s principal business is investment management and it acts as the investment manager for QVT Fund LP and Quintessence Fund L.P. (collectively, the “Funds”), which directly own shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Funds. QVT Associates GP LLC, as General Partner of the Funds, may be deemed to beneficially own the aggregate number of shares of Common Stock owned by the Funds.

Each of QVT Financial and QVT Financial GP LLC disclaims beneficial ownership of the shares of Common Stock owned by the Funds. QVT Associates GP LLC disclaims beneficial ownership of the shares of Common Stock owned by the Funds, except to the extent of its pecuniary interest therein.

Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu are the managing members of QVT Financial GP LLC and QVT Associates GP LLC. Messrs. Gold, Brumm, Chu and Fu are referred to collectively herein as the “Covered Persons.” The business addresses and principal occupations of each of the Covered Persons are set forth in Appendix A attached hereto, which is incorporated herein by reference. The business address of each Covered Person is also the address of the principal employer of such Covered Person.

As further described in Item 4, the Reporting Persons are engaged in discussions with certain other stakeholders of the Company (the “Other Stakeholders”) regarding certain restructuring proposals (the “Company Proposals”) presented by the Company to its stakeholders on June 21, 2010. The Other Stakeholders are Taconic Opportunity Fund LP, McDonnell Loan Opportunity Fund Ltd., Highland Capital Management, L.P. and Pioneer Floating Rate Trust. The Reporting Persons and one or more of the Other Stakeholders collectively hold approximately $163 million in principal amount of the Company’s Senior Secured Floating Rate Bonds due 2012. The Reporting Persons and one or more of the Other Stakeholders may be deemed to constitute a “group,” which may cause each such person to be deemed to beneficially own all shares beneficially owned by each of the persons constituting such a group. The Reporting Persons disclaim the existence of such a group and, except to the extent set forth above, disclaim beneficial ownership of shares of Common Stock, warrants or other equity securities of the Company owned by any other person.

(d) During the last five years, none of the Reporting Persons nor any of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e) During the last five years, none of the Reporting Persons nor any of the Covered Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Covered Persons is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Funds collectively paid from their respective working capital an aggregate of approximately $4.2 million for the 2,050,530 shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

Page 6 of 12 Pages

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares and warrants to purchase Common Stock at an exercise price of $5.87 per share (the “Warrants”) reported herein as beneficially owned by them for investment purposes in their ordinary course of business. The Reporting Persons expect to review on a continuing basis their investment in the Company and may, depending on the market and other conditions: (a) purchase additional Shares, Warrants, options or related derivatives in the open market, in privately negotiated transactions or otherwise; and (b) sell all or a portion of the Shares, Warrants, options or related derivatives now beneficially owned or hereafter acquired by them. In addition, the Reporting Persons may enter into and dispose of certain derivative transactions with one or more counterparties or, to the extent permitted by applicable laws, the Reporting Persons may borrow securities, including the Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

Beneficial ownership of such shares was previously reported on a Schedule 13G and amendments thereto filed by the Reporting Persons. This Schedule 13D is being filed because the Reporting Persons have determined that they may no longer beneficially own such shares of Common Stock without any purpose or effect of changing or influencing control of the Issuer.

The Reporting Persons, in a manner consistent with their investment intent, are evaluating, and are engaged in discussions with one or more of the Other Stakeholders regarding, the Company Proposals. The Reporting Persons and one or more of the Other Stakeholders may be deemed to constitute a “group,” which may cause each such person to be deemed to beneficially own all shares beneficially owned by each of the persons constituting such a group. The Reporting Persons disclaim the existence of such a group and, except to the extent set forth above, disclaim beneficial ownership of shares of Common Stock, Warrants or other equity securities of the Company owned by any other person.

The Reporting Persons and/or any of the Other Stakeholders may engage in discussions with the Company’s Board of Directors, officers, stockholders or third parties with respect to the Company’s financial condition, the Company Proposals, alternative strategies to maximize stockholder value, additional or alternate plans or proposals to refinance or restructure the Company’s indebtedness and/or methods to improve the Company’s governance and may discuss or take such other actions with respect to the investments in the Company made by any of the Reporting Persons or the Other Stakeholders as each such person may determine to be necessary or appropriate. The Reporting Persons and the Other Stakeholders delivered to the Company a written response (the “Written Response”) to the Company Proposals on June 27, 2010, the date of the event that requires the filing of this Schedule 13D. The Written Response contemplates, among other things, a deleveraging of the Company through a debt for equity exchange. The Reporting Persons and the Other Stakeholders have discussed and expect to continue to discuss the Written Response with the Company.

In addition to the foregoing, the Reporting Persons and/or any of the Other Stakeholders may evaluate, discuss and/or take action with respect to other plans or proposals that could relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, acquiring additional securities of the Company, disposing of securities of the Company or attempting to arrange or to participate with other third parties in an extraordinary corporate transaction with respect to the Company, such as an acquisition, a sale of all or a material portion of the Company’s assets, a reorganization, a recapitalization or the liquidation of the Company. None of the Reporting Persons is obligated to take or refrain from taking any action with respect to any plans or proposals that the Reporting Persons and/or the Other Stakeholders may evaluate, discuss or determine to pursue.

The Reporting Persons reserve the right to revise their plans or intentions at any time and to take any and all action that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments regarding or affecting the Company and the general business and future prospects of the Company.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

All percentages referred to on the cover pages are determined using a denominator that is calculated as the sum of (i) 25,268,327 shares of Common Stock issued and outstanding as of May 3, 2010, as reported by the Issuer in its Form 10-Q for the quarter ended March 31, 2010, as filed with the SEC on May 6, 2010 and (ii) the number of shares underlying the outstanding and currently exercisable Warrants held by the Reporting Person whose percentage ownership is being calculated.

QVT Fund LP beneficially owns 328,063 shares of Common Stock and 1,520,661 Warrants. Quintessence Fund L.P. beneficially owns 36,518 shares of Common Stock and 165,288 Warrants. QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Funds. QVT Financial GP LLC, as General Partner of QVT Financial, may

Page 7 of 12 Pages

be deemed to beneficially own the aggregate number of shares of Common Stock owned by QVT Financial. QVT Associates GP LLC, as General Partner of the Funds, may be deemed to beneficially own the aggregate number of shares of Common Stock owned by the Funds.

Each of QVT Financial and QVT Financial GP LLC disclaims beneficial ownership of the shares of Common Stock owned by the Funds. QVT Associates GP LLC disclaims beneficial ownership of the shares of Common Stock owned by the Funds, except to the extent of its pecuniary interest therein.

The following table describes the number of shares of Common Stock and the percentage of outstanding shares of Common Stock that are owned by the Other Stakeholders as of the date of the filing of this Schedule 13D. All percentages below are determined using a denominator that is calculated as the sum of (i) 25,268,327 shares of Common Stock issued and outstanding as of May 3, 2010, as reported by the Issuer in its Form 10-Q for the quarter ended March 31, 2010, as filed with the SEC on May 6, 2010 and (ii) the number of shares underlying the outstanding and currently exercisable Warrants held by the Other Stakeholder whose percentage ownership is being calculated.

If the Reporting Persons and one or more of the Other Stakeholders are deemed to constitute a “group,” the Reporting Persons may be deemed to beneficially own all shares beneficially owned by each of the Other Stakeholders as shown in the following table, which, when aggregated with the total holdings of the Reporting Persons, sums to 5,582,995 shares of Common Stock, or approximately 18.3% of outstanding Common Stock (on a diluted basis). The Reporting Persons disclaim the existence of such a group and, except to the extent set forth above, disclaim beneficial ownership of shares of Common Stock, Warrants or other equity securities of the Company owned by any other person.

Name of Other Stakeholder	Number of Shares of Common Stock Beneficially Owned		Percent Ownership of Outstanding Common Stock	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Taconic Opportunity Fund LP	762,691	[1]	2.9%	0	762,691	0	762,691

McDonnell Loan Opportunity Ltd.	280,992	[2]	1.1%	0	280,992	0	280,992

Highland Capital Management, L.P.	2,488,782	[3]	9.0%	2,488,782	0	2,488,782	0

Pioneer Floating Rate Trust	0		0.00%	0	0	0	0

[1]	Includes 762,691 shares of common stock issuable within 60 days upon exercise of outstanding and currently exercisable Warrants.
[2]	Includes 280,992 shares of common stock issuable within 60 days upon exercise of outstanding and currently exercisable Warrants.
[3]	Includes 2,488,782 shares of common stock issuable within 60 days upon exercise of outstanding and currently exercisable Warrants.

(c) None of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Warrants and as set forth below, the Reporting Persons do not have any contracts, arrangements, understandings or relationships among themselves, or between themselves and any person, with respect to any securities of the Issuer.

Page 8 of 12 Pages

The Warrants were issued by the Company to QVT Fund LP and Quintessence Fund L.P. on November 16, 2007 and are exercisable for shares of Common Stock at any time from and after such date until the fifth anniversary thereof, at an exercise price of $5.87 per share.

The Company presented the Company Proposals to the Reporting Persons and the Other Stakeholders on June 21, 2010. The Reporting Persons have evaluated the Company Proposals and discussed the Company Proposals with the Other Stakeholders since such date. The Reporting Persons and the Other Stakeholders delivered the Written Response to the Company on June 27, 2010, the date of the event that requires the filing of this Schedule 13D. The Written Response contemplates, among other things, a deleveraging of the Company through a debt for equity exchange. The Reporting Persons and the Other Stakeholders have discussed and expect to continue to discuss the Written Response with the Company.

As described in Item 4, the Reporting Persons and one or more of the Other Stakeholders may be deemed to constitute a “group,” which may cause each such person to be deemed to beneficially own all shares beneficially owned by each of the persons constituting such a group. The Reporting Persons disclaim the existence of such a group and, except to the extent set forth above, disclaim beneficial ownership of shares of Common Stock, Warrants or other equity securities of the Company owned by any other person.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 - Agreement regarding Joint Filing of Schedule 13D

Page 9 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2010

QVT FINANCIAL LP		QVT FUND LP

By:	QVT Financial GP LLC, its General Partner	By:	QVT Associates GP LLC, its General Partner

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
	Name: Tracy Fu		Name: Tracy Fu
	Title: Managing Member		Title: Managing Member

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
	Name: Nicholas Brumm		Name: Nicholas Brumm
	Title: Managing Member		Title: Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
	Name: Tracy Fu		Name: Tracy Fu
	Title: Managing Member		Title: Managing Member

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
	Name: Nicholas Brumm		Name: Nicholas Brumm
	Title: Managing Member		Title: Managing Member

Page 10 of 12 Pages

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: June 29, 2010

QVT FINANCIAL LP		QVT FUND LP

By:	QVT Financial GP LLC, its General Partner	By:	QVT Associates GP LLC, its General Partner

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
	Name: Tracy Fu		Name: Tracy Fu
	Title: Managing Member		Title: Managing Member

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
	Name: Nicholas Brumm		Name: Nicholas Brumm
	Title: Managing Member		Title: Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
	Name: Tracy Fu		Name: Tracy Fu
	Title: Managing Member		Title: Managing Member

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
	Name: Nicholas Brumm		Name: Nicholas Brumm
	Title: Managing Member		Title: Managing Member

Page 11 of 12 Pages

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation

Daniel Gold	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Nicholas Brumm	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Arthur Chu	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Tracy Fu	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Page 12 of 12 Pages